UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      APPLICATION PURSUANT TO SECTION 8(F)
                   OF THE INVESTMENT COMPANY OF 1940 ("ACT")
         AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY HAS
                       CEASED TO BE AN INVESTMENT COMPANY


I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

                     |_|  Merger

                     |X|  Liquidation

                     |_| Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)

                     |_| Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 11 of this form and complete verification at the end of the form.)

2.    Name of fund:  Anchor Gold and Currency Trust

3.    Securities and Exchange Commission File No.:  811-4640

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                |X|  Initial Application       |_|  Amendment

5.    Address of Principal Executive Office (include No. and
Street, City, State, Zip Code):  579 Pleasant Street, Suite 4,
Paxton, Massachusetts  01612

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

                     Peter K. Blume, Esq.
                     Thorp Reed & Armstrong
                     One Riverfront Center
                     Pittsburgh, PA 15222-4895
                     (412) 394-7762



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7. Name,  address and telephone  number of individual or entity  responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                     Christopher Y. Williams
                     Anchor Investment Management Corporation
                     579 Pleasant Street, Suite 4
                     Paxton, Massachusetts 01612
                     (508) 831-1171

                     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

                     |X| Management company;

                     |_|  Unit investment trust; or

                     |_| Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

                |X|  Open-end       |_|   Closed-end

10.   State law under which the fund was organized or formed
(e.g., Delaware, Massachusetts):     Massachusetts

11. Providing the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                     Anchor Investment Management Corporation
                     579 Pleasant Street, Suite 4
                     Paxton, Massachusetts 01612

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                      Meeschaert & Company
                      579 Pleasant Street, Suite 4
                      Paxton, Massachusetts 01612

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13.   If the fund is a unit investment trust ("UIT") provide:

(a)   Depositor's name (s) and address(es):

(b)   Trustee's name (s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          |_|  Yes                  |X| No

           If Yes, for each UIT state:

                Name (s):
                File No.: 811-
                Business Address:

15.

(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


          |X|  Yes                  |_| No

           If Yes, state the date on which the board vote took place:

                December 3, 1999 and March 8, 2000

           If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          |X|  Yes                  |_| No


           If Yes, state the date on which the shareholder vote took place:

                             July 21, 2000

II.   Distributions to Shareholders

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16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          |X|  Yes                  |_| No


(a) If Yes, list the date (s) on which the fund made those distributions:

                    October 30, 2000


(b)   Were the distributions made on the basis of net assets?

          |X|  Yes                  |_| No


(c) Were the distributions made pro rata based on share ownership?

          |X|  Yes                  |_| No


(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio (s) used and explain how it was calculated:

(e)   Liquidations only:
      Were any distributions to shareholders made in kind?

          |_|  Yes                  |X| No


           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only: Has the fund issued senior securities?

          |_|  Yes                  |_| No

           If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholder:

18. Has the fund distributed all of its assets to the fund's shareholders?

          |X| Yes                  |_| No


           If No,

(a) How many shareholders does the fund have as of the date this form is filed?


(b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          |_|  Yes                  |X| No


           If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

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III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

          |_|  Yes                  |X| No


           If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)   Why has the fund retained the remaining assets?

(c)   Will the remaining assets be invested in securities?

          |_|  Yes                  |_| No


21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
certificates if the fund is a face-amount certificate company) or any other liabilities?

          |_|  Yes                  |X| No


          If Yes,

(a)   Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event (s) Leading to Request For Deregistration

22.

(a)   List the expenses incurred in connection with the Merger or
Liquidation:

(i)   Legal expenses:                                $35,000
(ii)  Accounting expenses:                           $21,575
(iii) Other expenses (list and identify separately)
                     Trustee Fees:                      $200
                     Custodian Fees:                    $250
                     Transfer Agent Fees:            $29,000
(iv)  Total expenses (sum lines (i) - (iii) above):
                                                     $86,025

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(b) How were those expenses  allocated?  Legal,  accounting,  and other expenses were incurred in connection with the liquidation and allocated by asset and shareholder base.

(c)   Who paid those expenses?  Trust shareholders

(d)   How did the fund pay for unamoritzed expenses (if any)? N/A

23. Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

                   |_| Yes          |X| No

           If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
           The Fund filed its Preliminary and Definitive Proxy Statements regarding liquidation, including its Plan of Liquidation and Dissolution with the Commission on ______________, 2000 and ________________, 2000, respectively

V.    Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

                  |_| Yes           |X| No

           If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  |_| Yes           |X| No

           If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.

(a)   State the name of the fund surviving the Merger:

(b)   State the file number of the fund surviving the Merger:

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

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(d) If the  merger  or  reorganization  agreement  has not been  filed  with the
Commission, attach a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

           The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of
1940 on behalf of Short Duration U. S. Government Portfolio, (ii) he is the President of Anchor Gold and Currency Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.



                                    /s/ David Y. Williams
                                    ---------------------
                                    David Y. Williams, President
                                    Anchor Gold and Currency Trust


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